SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    )

                   AMERICAN BODY ARMOR & EQUIPMENT, INC.
                             (Name of Issuer)

                       Common Stock, $.03 Par Value
                      (Title of Class of Securities)

                                024635203
                              (CUSIP Number)

                              Nick G. Bouras
                     Richmont Capital Partners I, L.P.
                              4300 Westgrove
                           Dallas, Texas  75248
                              (214) 713-5000

                              with copies to:

                             Thomas W. Briggs
                        Kelly, Hart & Hallman, P.C.
                        201 Main Street, Suite 2500
                         Fort Worth, Texas  76102
                              (817) 332-2500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              April 30, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.


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1.   Name of Reporting Person:

     Richmont Capital Partners I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a)/ /

                                                       (b) / /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                          / /



6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     700,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            / /


13.  Percent of Class Represented by Amount in Row (11): 9.4% (2)


14.  Type of Reporting Person: PN

- -----------------------------------
(1) Assumes conversion of 5% Convertible Subordinated Note due April 30, 2001 held by Richmont Capital Partners I, L.P. ("RCPI") into 600,000 shares of Common Stock and the exercise of an option to purchase 100,000 shares of Common Stock pursuant to an Option issued by the Issuer effective May 15, 1996.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 7,463,331 shares of Common stock outstanding, which number includes the 600,000 shares of Common Stock into which the 5% Convertible Subordinated Note due April 30, 2001 held by RCPI is presently convertible and options to purchase 100,000 shares of Common Stock held by RCPI.
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Item 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.03 par value (the "Common Stock"), of American Body Armor & Equipment, Inc., a Florida corporation (the "Issuer"), which has its principal executive offices at 191 Nassau Place Road, Yulee, Florida 32097.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this statement is being filed on behalf of Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon ("JPR"), New Arrow Corporation, a Delaware corporation ("New Arrow"), Mary Kay Inc., a Delaware corporation ("MKI"), Mary Kay Holding Corporation, a Delaware corporation ("Mary Kay"), and Richard R. Rogers ("RRR"). RCPI, JRIC, JPR, New Arrow, MKI, Mary Kay and RRR are hereinafter sometimes collectively referred to as the "Item 2 Persons."

     (b) - (c)

     RCPI

     RCPI is a Delaware limited partnership, the principal business of which is the management of Mary Kay's investments in marketable securities. The principal business address of RCPI, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. Pursuant to General Instruction C to
Schedule 13D under the Act, information with respect to JRIC and New Arrow, the two general partners of RCPI, is set forth below.

     JRIC

     JRIC is a Delaware corporation, the principal business of which is serving as the managing general partner of RCPI. The principal business address of JRIC, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. A majority of the outstanding capital stock of JRIC is beneficially owned by JPR. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of JRIC is set forth in Schedule I attached hereto.

     JPR

     JPR's present principal occupation or employment is serving as President, Chief Executive Officer and Director of Mary Kay. JPR's business address is 16251 North Dallas Parkway, Dallas, Texas 75247.


     NEW ARROW

     New Arrow is a Delaware corporation, the principal business of which is serving as one of two general partners of RCPI. The principal business address of New Arrow, which also serves as its principal office, is 4300 Westgrove, Dallas, Texas 75248. All of the outstanding capital stock of New Arrow is owned by MKI. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of New Arrow is set forth in Schedule I attached hereto.

     MKI

     MKI is a Delaware corporation, the principal business of which is the production and distribution of cosmetics, toiletries and related products. The principal business address of MKI, which also serves as its principal office, is 16251 North Dallas Parkway, Dallas, Texas 75247. All of the outstanding capital stock of MKI is owned by Mary Kay. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of MKI is set forth in Schedule I attached hereto.

     MARY KAY

     Mary Kay is a Delaware corporation that was organized in 1985 for the purpose of acquiring all the capital stock of MKI. Since such acquisition, Mary Kay has carried on substantially all its business activities through MKI. The principal business address of Mary Kay, which also serves as its principal office, is 16251 North Dallas Parkway, Dallas, Texas 75247. A majority of the capital stock of Mary Kay is beneficially owned by RRR. Pursuant to General Instruction C to Schedule 13D under the Act, information with respect to the executive officers and directors of Mary Kay is set forth in Schedule I attached hereto.

     RRR

     RRR's present principal occupation or employment is serving as Chairman of the Board of Mary Kay. RRR's business address is 4300 Westgrove, Dallas, Texas 75248.

     (d)  None of the Item 2 Persons and none of the persons identified in
Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Item 2 Persons and none of the persons identified in
Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 (including those set forth in Schedule I attached hereto) are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     RCPI used $3,000,000 of its working capital to purchase a 5% Convertible Subordinated Note Due April 30, 2001 issued by the Issuer (the "Convertible Note"). None of such funds were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Stock. This amount does not include any funds that may be expended in the future by RCPI to acquire additional shares of the Common Stock upon exercise of the options reported herein. It is expected that RCPI would use working capital to exercise such options.

     No other Item 2 Person has expended any funds to purchase or otherwise acquire any shares of the Common Stock.

Item 4.   PURPOSE OF TRANSACTION.

     The Convertible Note reported herein was purchased and continues to be held by RCPI for investment purposes. RCPI will continue to evaluate its investment in the Convertible Note.

     Each of the Item 2 Persons may buy or sell shares of the Common Stock and RCPI may sell all or a portion of the Convertible Note (or the underlying Common Stock) it now owns or hereafter may acquire in the open market or otherwise on such terms and at such times as such Item 2 Person considers desirable, subject to any restrictions contained in the Purchase Agreement described in Item 6. Any decision by an Item 2 Person to increase, decrease or dispose of its position in the Common Stock or the Convertible Note (or underlying Common Stock) would be based upon factors including but not limited to the business of the Issuer, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and other factors the Item 2 Person may deem material to its investment decision.

     Additionally, a designee of RCPI, which will be mutually agreed upon by RCPI and the Issuer, is expected to join the Issuer's Board of Directors pursuant to the Letter Agreement described in Item 6.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals which may relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (a)

     RCPI

     The aggregate number of shares of the Common Stock that RCPI owns beneficially, pursuant to Rule 13d-3 under the Act, is 700,000, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock outstanding deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     JRIC

     Because of its position as one of two general partners of RCPI, JRIC may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 700,000 shares of the Common Stock, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     JPR

     Because of his position as the beneficial owner of a majority of the outstanding capital stock of JRIC, JPR may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 700,000 shares of the Common Stock, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     NEW ARROW

     Because of its position as one of two general partners of RCPI, New Arrow may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 700,000 shares of the Common Stock, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     MKI

     Because of its position as the sole stockholder of New Arrow, MKI may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 700,000 shares of the Common Stock, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     MARY KAY

     Because of its position as the sole stockholder of MKI, Mary Kay may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 700,000 shares of the Common Stock, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     RRR

     Because of his position as the beneficial owner of a majority of the outstanding capital stock of Mary Kay, RRR may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 700,000 shares of the Common Stock, which number includes the 600,000 shares of Common Stock into which the Convertible Note held by RCPI is presently convertible and an option to purchase 100,000 shares of Common Stock, which constitutes approximately 9.4% of the 7,463,331 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     (b)

     None of the Item 2 Persons presently has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

     (c) On April 30, 1996, RCPI purchased the Convertible Note pursuant to the Convertible Subordinated Note Purchase Agreement by and among the Issuer and the purchasers listed therein (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit 10.1 and further described in Item 6 below. Other than this purchase, none of the Item 2 persons have effected any transactions in the Common Stock during the past 60 days.

     (d) - (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     CONVERTIBLE SUBORDINATED NOTE PURCHASE AGREEMENT

     The description set forth in this Item 6 of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is being filed as Exhibit 10.1 to this
Schedule 13D Statement.

     On April 30, 1996, RCPI entered into the Purchase Agreement with the Issuer and certain other purchasers listed therein, pursuant to which RCPI agreed to purchase $3,000,000 of the total maximum of $11,500,000 of Convertible Notes sold by the Issuer. The Convertible Note is due April 30, 2001, bears interest at a rate of 5% per annum and is subordinate to Senior Indebtedness of the Issuer (as such term is defined in the Purchase Agreement). The Convertible Note is convertible at any time by RCPI into the number of shares of Common Stock equal to the aggregate principal amount of the Convertible Note then being converted divided by the Conversion Price as determined pursuant to the Purchase Agreement. The initial Conversion Price as set forth in Article 24 of the Purchase Agreement is $5.00 and is subject to customary anti-dilution adjustments set forth in Section 11.4 of the Purchase Agreement. Under the Purchase Agreement, the Issuer has the right to call the Convertible Note prior to April 30, 1998, provided that the closing price for the Issuer's Common Stock equals or exceeds $7.50 per share for at least 10 consecutive trading days; after April 30, 1998, the Issuer may call the Convertible Note at any time. In the event of a call by the Issuer, RCPI has the right to convert the Convertible Note or have it redeemed pursuant to the Purchase Agreement.

     The Issuer has also agreed to file a "shelf" registration statement no later than June 30, 1996, registering any Common Shares issuable upon conversion of the Convertible Note. In addition, RCPI, after April 30, 1997, generally will have customary "piggy back" registration rights with respect to shares of Common Stock received upon conversion of the Convertible Note. Any such registration will be at the expense of the Issuer.

     LETTER AGREEMENT

     The description set forth in this Item 6 of the Letter dated April 3, 1996, delivered to RCPI by the Issuer (the "Letter Agreement") does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is being filed as Exhibit 10.2 to this
Schedule 13D Statement.

     Pursuant to the Letter Agreement, the Issuer confirmed its agreement with RCPI to entitle RCPI to nominate one director to the Issuer's Board of Directors. Additionally, the Letter Agreement described the terms of the Option as set forth below.

     OPTION

     The description set forth in this Item 6 of the Option issued by the Issuer to be effective May 15, 1996 (the "Option") does not purport to be complete and is qualified in its entirety by reference to the Option, a copy of which is being filed as Exhibit 10.3 to this Schedule 13D Statement. Such Option, however, is currently being held in escrow until such effective date, when it is scheduled to be released from escrow and delivered to RCPI.

     The Option provides RCPI the right to purchase an aggregate of 300,000 shares of Common Stock, subject to a vesting schedule described below, on or before April 2006, for an exercise price of $7.50 per share, subject to certain adjustments set forth in the Option. The right to exercise these options vests in accordance with the following schedule: 100,000 shares immediately, and 100,000 shares on each of the first and second anniversaries of the date of the Option. RCPI's rights under the Option lapse in the event that RCPI no longer has a designee on the Issuer's Board of Directors (other than an involuntary removal of RCPI's designee). Additionally, in the event that the closing price per share of the Common Stock equals or exceeds $10.00 for a period of 10 consecutive trading days after December 31, 1997, the Issuer has the right to deem all options granted under the Option as fully vested and to require RCPI to exercise the options granted under the Option.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 - Convertible Subordinated Note Purchase Agreement, dated as of April 30, 1996, by and among Richmont Capital Partners I, L.P., American Body Armor & Equipment, Inc and the other purchasers listed therein.

Exhibit 10.2 - Letter dated April 3, 1996 from American Body Armor & Equipment, Inc. to Richmont Capital Partners I, L.P.

Exhibit 10.3 - Option issued by American Body Armor & Equipment, Inc. dated effective as of May 15, 1996.
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                                SCHEDULE I

     NAME OF INDIVIDUAL         PRESENT PRINCIPAL OCCUPATION

     Richard R. Rogers        Chairman of the Board and Director of Mary Kay

     John P. Rochon           President and Director of JRIC; President,
                              Chief Executive Officer and Director of New
                              Arrow; President, Chief Executive Officer and
                              Director of Mary Kay

     Timothy M. Byrd          Vice President, Chief Financial Officer and
                              Treasurer of JRIC; Chief Financial Officer,
                              Treasurer and Director of New Arrow; Chief
                              Financial Officer and Treasurer of Mary Kay

     Nick G. Bouras           Vice President and Secretary of JRIC; Vice
                              President, Assistant Secretary and Director of
                              New Arrow.  Business Address: 4300 Westgrove,
                              Dallas, Texas 75248.

     Mary Kay Ash             Chairman Emeritus of the Board of MKI

     Richard C. Bartlett      Vice Chairman of Mary Kay

     Larry E. Harley          President, U. S. Operations, and Director of
                              MKI

     A. Raymond Patrick       Chief Administrative Officer and Director of
                              MKI

     Ronald B. Clark          Executive Vice President, President, European
                              Operations, of MKI

     Myra O. Barker, Ph.D.    Chief Scientific Officer of MKI

     Curran Dandurand         Executive Vice President, Global Marketing
                              Group, of MKI

     Ronald L. Smith          Chief Financial Officer and Treasurer of MKI

     Thomas J. Reynolds       Vice President of New Arrow

     R. Bradley Glendening    Secretary and Director of New Arrow; Secretary
                              and General Counsel of Mary Kay

     Amy DiGeso               Executive Vice President of Mary Kay;
                              President, International, and Director  of MKI

     George E. Gustin         President, Asia-Pacific Region of MKI

     Rodger Bogardus          Senior Vice President, Research and
                              Development, of MKI

     Thomas R. Chowning       Executive Vice President, Operations, of MKI

     Sheila O'Connell Cooper  Assistant Secretary of Mary Kay; Senior Vice
                              President, General Counsel, Secretary and
                              Director of MKI

     Dennis M. Greaney        Executive Vice President, Global Manufacturing
                              Group, of MKI

     G. Lowrance Hodge        Senior Vice President, Manufacturing Operations
                              and Engineering, of MKI

     Timothy C. Wentworth     President of the Americas and Senior Vice
                              President, Global Human Resources and
                              Administration, of MKI

     Tom Whatley              Senior Vice President, New Business Connections
                              and U.S. Sales, of MKI

     Trey Bradley             Senior Vice President and Chief Information
                              Officer of MKI

     Thad R. Hogan            Senior Vice President, International
                              Manufacturing of MKI


     Unless otherwise stated, the business address of each person named above is 16251 North Dallas Parkway, Dallas, Texas 75247.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 10th day of May, 1996


                              RICHMONT CAPITAL PARTNERS I, L.P.

                              By:  J.R. Investments Corp.,
                                   General Partner



                                   By: /s/ Nick G. Bouras
                                         Nick G. Bouras,
                                         Vice President
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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  10.1 Convertible Subordinated Note Purchase Agreement, filed herewith

  10.2 Letter dated April 3, 1996 from American Body Armor & Equipment, Inc. to Richmont Capital Partners I, L.P.

  10.3 Option issued by American Body Armor & Equipment, Inc. dated effective as of May 15, 1996.